

a2a
energie in comune

FILE NO. 82-4911



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

August 4, 2010

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

dlw 8/10

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energia in comune

PRESS RELEASE – 4 August 2010

The A2A S.p.A. Management Board has examined and approved the half year financial report at 30 June 2010

***

Significant improvement in the Net Financial Debt, down by 386 million euros in the half year.

Group Net Profits up by 242 million euros

***

Milan, 4 August 2010 – At today's meeting of the A2A S.p.A. Management Board, chaired by Mr. Giuliano Zuccoli, the board examined and approved the *half year financial report at 30 June 2010.*

Main consolidated results for the first half of 2010

Millions of euros	30.6.2010	30.6.2009	Change
Revenues (*)	2,868	2,820	1.7%
Gross Operating Margin - EBITDA	474	540	-12.2%
Net Operating Margin - EBIT	234	365	-35.9%
Group Net Profit	371	129	187.6%

(*) The comparative values for the first half of 2009 are represented to reflect the exposure of the trading activity only showing the "negotiation margin" (so-called "net presentation").

Million euros	30.6.2010	31.12.2009	Change
Net financial debt	4,258	4,644	-386

The Board acknowledged with satisfaction the significant reduction of the debt position (-386 million euros) and the significant capital gain connected to the disposal of the shareholding in Alpiq. The analysis of the economic data also showed the positive result of the industrial operations in the second quarter of the year (the Gross Operating Margin grew by 16 million euros compared to the corresponding period of 2009), which allowed the reduction of the gross operating margin in the entire half year to be contained to a total of 66 million euros. The first half of 2009 benefited from non-recurring positive income elements for 26 million euros.


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energie in comune

It has to be remembered that the industrial results of the period still do not acknowledge the positive contribution of the associated company EPCG in Montenegro which, temporarily consolidated to equity, closed the half year with a gross operating margin of 54 million euros and a positive net financial position of 70 million euros.

* * *

OPERATING DATA

The electricity sold on the wholesale and retail markets by the Group's companies equalled 17,211 GWh[1], an increase compared to the same period of the previous year (13,238 GWh). The sales concerned the domestic market for 13,688 GWh and foreign markets for 3,523 GWh.
Production from the Group's plants, which equalled 7,077 GWh (+9%), contributed to fulfil the demand. Thermoelectric production (4,260 GWh) was up by 4% in particular due to the contribution of the Monfalcone plant (805 GWh), acquired in the month of July last year. Similarly, hydroelectric production, equal to 1,869 GWh (+22%), benefited from the entrance of the Calabria hydroelectric plants (871 GWh) into the Group's perimeter. The production of electricity from co-generation, waste-to-energy and biogas plants (948 GWh) was up in the first six months of 2010 by 12.4% compared to 30 June 2009.

In the period in question gas sales were also up (2,362 million cubic metres, +21%) as were heat sales (1,753 thermal GWh, +13%). The Group's co-generation and waste-to-energy plants contributed to covering the thermal load with an overall production of 1,474 thermal GWh (+ 11.8%).

The quantity of waste disposed of equalled 1,398 thousand tonnes, an increase of 4% compared to the corresponding period of the previous year.

Management of the distribution networks showed an increase in the quantities of gas distributed (1,292 million cubic metres, +11%) and a slight reduction in the volumes of electricity (5,618 GWh, -1%) and water (49 million cubic metres, -6%).

ECONOMIC-FINANCIAL DATA

Comments on the A2A Group's results in the half year in question are set out below, compared to the economic results at 30 June 2009 and the financial data at 31 December 2009.

In the first half of the year 2010 **"Revenues"** of the A2A Group were certified at 2,868 million euros, up by 1.7% compared to the corresponding period of 2009.

"Gross Operating Margin" of the period equalled 474 million euros, a decrease compared to the result of the first half of 2009 of 66 million euros (-12%).

---

[1] Net of the energy sold and at the same time purchased by the Power Exchange.

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energie in comune

***

The following table shows the dynamics of the industrial result by business areas:

Million euros	**Gross Operating Margin 30.06.2010**	**Gross Operating Margin 30.06.2009 (*)**
Energy Business	191	278
- electricity	162	199
- gas	29	79
Heat and Services Business	39	45
Environment Business	141	107
Networks Business	120	126
Other Services and Corporate	(17)	(16)
Total	**474**	**540**

(*) the EBITDA per business has been reclassified so as to incorporate the effects of the Group's company reorganizations.

The *Energy* business shows a reduction in the margin of both the electricity sector and the gas sector.
The *electricity sector* mainly felt the effects, compared to the first half of 2009, of the lack of non-recurring positive income factors (adjustments and insurance reimbursements) for around 16 million euros, the fall in prices on the wholesale market and a reduction of the trading activity results compared to the first half of 2009, when it was possible to seize opportunities deriving from the sudden widening spreads between prices on the Italian market and prices on foreign markets. These effects were partially offset by the expansion of the perimeter of owned plants (the Monfalcone plant and the hydroelectric plants in Calabria) and the growth of the margins of commercial activities.
The reduction in the margin of the *gas sector* (-50 million euros compared to the first half of 2009) is mainly due to the different hysteresis of the indexing formulas of the curves of revenues and unit costs of gas, a factor that, on the contrary, positively contributed to the result of the first six months of 2009.

The *Heat and Services* business shows a gross operating margin of 39 million euros, a fall of 6 million euros compared to the first half of 2009. The positive effect of greater sales of heat was more than offset by factors connected to the revenues dynamics and the heat production unit costs – affected by the dynamics of the gas market – and, in comparison with the first half of 2009, by the fact that production from the Lamarmora plant (BS) in that period benefited from particularly low fuel-oil cost levels due to specific reasons pertaining to the economic situation.

The *Environment* Business significantly increased the industrial results achieving a gross operating margin equal to 141 million euros (+34 million euros). In particular, the Brescia waste-to-energy plant, which in the first months of 2009 suffered a halt for extraordinary maintenance, produced a positive contribution, as well as the start-up of waste disposal activity in the area of Naples.

The gross operating margin of the *Networks* business (120 million euros) showed a slight fall compared to the same period of the previous year (-6 million euros). These dynamics can essentially be attributed to non-recurrent items relative to the distribution of electricity


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energie in comune

recorded in the first months of 2009 which more than offset the positive impact established by the partial implementation of the new regulations on tariffs (ARG/Gas deliberation No. 159/08) for the remuneration of distribution services and the measurement of natural gas in the first months of 2010.

"Amortisation and depreciation", "write-downs and provisions" equalled 240 million euros (175 million euros at 30 June 2009). The amortisation and depreciations of the tangible and intangible assets, equal to 198 million euros, increased by around 33 million euros compared to the corresponding period of the previous year. The increase can mainly be attributed to the acquisitions of the Monfalcone thermoelectric plant and the hydroelectric plants in Calabria, which entered the consolidation perimeter from 1 July 2009.

The provisions for risks and write-downs for receivables overall equal 42 million euros, an increase of 32 million euros compared to the first half of 2009. This growth was affected, for approximately 19 million euros, by the release of excess funds during 2009, as well as greater prudential provisions carried out in the period in question due to the growing financial difficulty demonstrated by some categories of customers as the effect of the negative general economic situation.

Due to the events mentioned above **"Net Operating Income"** equalled 234 million euros (365 million euros at 30 June 2009).

"Net financial charges" equalled 105 million euros (107 million euros in the first half of 2009). Note that this item in the corresponding period of the previous year included the financial charges relative to the interests on tax-bills concerning the recovery of presumed State aid for 24 million euros. Net of this effect, the net financial charges at 30 June 2010 show an increase of 22 million euros which can mainly be attributed to the fair value assessment of the bond issue and the increase in the Group's financial exposure, partially mitigated by the reduction in interest rates.

"Affiliates", equal to 51 million euros, showed an increase of 22 million euros compared to the corresponding period of the previous year. This result includes, for 14 million euros, the contribution of the associated company EPCG in Montenegro.

"Other non-operating costs" show no value at 30 June 2010, while in the corresponding period of the previous year they amounted to 40 million euros, and referred to the first *tranche* of the share capital paid during 2009 related to the presumed State aid.

"Income taxes" equalled 69 million euros (110 million euros in the first half of 2009).

"Net earnings from non-current assets held for sale" equalled 279 million euros and mainly includes the net proceeds deriving from the transfer of the shareholding held in Alpiq Holding AG.

"Group net income for the period", after the "Minorities" were deducted, equalled 371 million euros (129 million euros in the first half of 2009).


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energie in comune

Financial position and assets

The consolidated **"Net employed capital"**, at 30 June 2010, came to 8,666 million euros and is covered by the Net Equity for 4,408 million euros (of which 894 million euros referred to minorities) and the net financial debt for 4,258 million euros.

In particular, the **"Operating capital"**, equal to 808 million euros, shows a decrease of 83 million euros due to the effect of the reduction of the working capital.

The **"Net fixed assets"**, equal to 7,858 million euros (including the "Assets/Liabilities held for sale"), decreased by 490 million euros in the period due to the effect of the transfer of the shareholding held in Alpiq Holding AG and the reduction of the tangible and intangible assets due to the effect of the depreciations of the period.

The **"Net financial position"**, equal to 4,258 million euros at 30 June 2010, improved, compared to 31 December 2009, by 386 million euros, due to the effect of the transfer of the shareholding in Alpiq Holding AG and the Group's ordinary operations, despite the payment of dividends during the first half of the year for 217 million euros.

***

Business outlook

The industrial results of the second half of the year 2010 will benefit from actions implemented to recover the margins, the return to full operating capacity of the Brescia waste-to-energy plant, the start-up of activity in the waste sector in the area of Naples, the positive further contribution deriving from the operativity on the market of environmental certificates as well as the expected consolidation of the associated company EPCG.
The market context will, nevertheless, still be characterized by a slight increase in the demand for energy products and persistent tension concerning the commercial margins. In the gas sector, A2A started the renegotiation of purchasing contracts for the new thermal year whose positive outcome will allow the partial recovery of margins during the last quarter of the year. Overall, the industrial results for the year should not significantly differ from the levels reached in 2009.

The Executive responsible for the drawing up of A2A S.p.A.'s company accounting documents, Stefano Micheli declares – in accordance with article 154-bis, subsection 2 of the Financial Act (TUF) (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

***


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energie in comune

The following are attached: the A2A Group's accounting statements derived from the half year financial report at 30 June 2010 subject to auditing.

The half year financial report at 30 June 2010 will be available to the public at the company Head Office, at the Borsa Italiana S.p.A. and on the website www.a2a.eu from 6 August 2010.

For further information:

Communications and External Relations: tel. 02 7720.4582, ufficiostampa@a2a.eu
Investor Relations: tel.02 7720.3879, ir@a2a.eu
www.a2a.eu

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energie in comune

CONSOLIDATED BALANCE SHEET	AT JUNE 30, 2010	AT DECEMBER 31, 2009 (*)	AT JUNE 30, 2009 (*)
(millions of euro)			
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	4,071	4,164	3,256
Intangible assets	1,479	1,487	1,420
Shareholdings carried according to equity method	3,124	3,126	2,732
Other non-current financial assets	47	47	53
Deferred tax assets	423	458	357
Other non-current assets	145	45	64
TOTAL NON-CURRENT ASSETS	**9,289**	**9,327**	**7,882**
CURRENT ASSETS			
Inventories	210	191	164
Trade receivables	1,709	1,770	1,711
Other current assets	379	368	166
Current financial assets	6	6	41
Current tax assets	95	94	8
Cash and cash equivalents	72	25	26
TOTAL CURRENT ASSETS	**2,471**	**2,454**	**2,116**
NON-CURRENT ASSETS HELD FOR SALE	**36**	**419**	**1,097**
TOTAL ASSETS	**11,796**	**12,200**	**11,095**
EQUITY AND LIABILITIES			
EQUITY			
Share capital	1,629	1,629	1,629
(Treasury shares)	-61	-61	-61
Reserves	1,575	2,042	2,022
Net profit for the year	0	80	0
Net profit for the period	371	0	129
Equity pertaining to the Group	**3,514**	**3,690**	**3,719**
Minority interests	894	905	881
Total equity	**4,408**	**4,595**	**4,600**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	3,759	4,152	3,448
Deferred tax liabilities	471	484	337
Employee benefits	269	278	265
Provisions for risks, charges and liabilities for landfills	427	419	361
Other non-current liabilities	199	187	126
Total non-current liabilities	**5,125**	**5,520**	**4,537**
CURRENT LIABILITIES			
Trade payables	1,026	1,074	898
Other current liabilities	550	445	512
Current financial liabilities	669	542	529
Tax liabilities	9	13	16
Total current liabilities	**2,254**	**2,074**	**1,955**
Total liabilities	**7,379**	**7,594**	**6,492**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**9**	**11**	**3**
TOTAL EQUITY AND LIABILITIES	**11,796**	**12,200**	**11,095**

(*)The comparative values as at June 30, 2009 and as at December 31, 2009, for the balance sheet items concerning the tangible assets, intangible assets and non current financial assets, are reclassified for the sole comparative purpose to reflect the IFRIC 12 adoption.

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energie in comune

CONSOLIDATED INCOME STATEMENT (millions of euro)	01/01/2010 06/30/2010	01/01/2009 06/30/2009 (*)	01/01/2009 12/31/2009 (*)
REVENUES			
REVENUES FROM THE SALE OF GOODS AND SERVICES	2,825	2,765	5,272
OTHER OPERATING INCOME	43	55	148
TOTAL REVENUES	**2,868**	**2,820**	**5,420**
OPERATING EXPENSES			
EXPENSES FOR RAW MATERIALS AND SERVICES	1,990	1,899	3,629
OTHER OPERATING EXPENSES	144	138	273
TOTAL OPERATING EXPENSES	**2,134**	**2,037**	**3,902**
LABOUR COSTS	**260**	**243**	**486**
GROSS OPERATING INCOME - EBITDA	**474**	**540**	**1,032**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**240**	**175**	**423**
NET OPERATING INCOME - EBIT	**234**	**365**	**609**
FINANCIAL BALANCE			
FINANCIAL INCOME	8	8	25
FINANCIAL EXPENSES	113	115	303
AFFILIATES	51	29	68
TOTAL FINANCIAL BALANCE	**-54**	**-78**	**-210**
OTHER NON-OPERATING INCOME			
OTHER NON-OPERATING EXPENSES		**-40**	**-166**
INCOME BEFORE TAX	**180**	**247**	**233**
INCOME TAXES	**69**	**110**	**145**
INCOME FROM CURRENT OPERATIONS NET OF TAX	**111**	**137**	**88**
NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE	**279**	**7**	**19**
NET INCOME	**390**	**144**	**107**
MINORITIES	**-19**	**-15**	**-27**
GROUP NET INCOME FOR THE PERIOD / YEAR	**371**	**129**	**80**

(*)The comparative values for the first half 2009 and the year end 2009, for the income statement items concerning revenues, operating costs and financial balance are restated to reflect the exposition of the trading activity with the only evidence of negotiation margin (net presentation), as well as of the IFRIC 12 adoption.


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energie in comune

CONSOLIDATED CASH FLOW STATEMENT (millions of euro)	CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2010	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2009
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	25	87	87
Operating activities			
Net income for the year/ period (**)	174	107	144
Tangible assets depreciation	156	282	129
Intangible assets amortization	42	81	36
Fixed assets write-downs	17	17	-
Results from affiliates	(51)	(68)	(29)
Change in working capital (*)	60	(181)	(49)
Cash flow from operating activities	398	238	231
Investment activities			
Investments in tangible assets	(103)	(293)	(157)
Investments in intangible assets and goodwill	(38)	(145)	(51)
Investments in shareholdings and securities (*)	(6)	(474)	(133)
Investments' sale	307	6	4
Dividends received	58	20	20
Purchase/sale of own shares	-	-	-
Cash flow from investment activities	218	(886)	(317)
FREE CASH FLOW	616	(648)	(86)
Financing activities			
Change in financial assets (*)	(65)	30	(17)
Change in financial liabilities (*)	(259)	859	345
Dividends paid by the parent company	(217)	(301)	(301)
Dividends paid by the subsidiaries to third parties	(28)	(2)	(2)
Cash flow from financing activities	(569)	586	25
CHANGE IN CASH AND CASH EQUIVALENTS	47	(62)	(61)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	72	25	26

(*) Cleared of balances in return of shareholders' equity and other balance sheet items
(**) Net of the gain related to Alpiq Holding AG transfer

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energie in comune

Statement of changes in Group equity
(in millions of euro)

Description	Share Capital	Treasury Shares	Cash Flow Hedge	Result of financial assets available for sale	Other reserves and retained earnings	Net income for the period / year of the Group	Total equity pertaining to the Group	Minorities	Total equity
Equity at 12.31.2008	**1,629**	**-107**	**-67**	**415**	**1,688**	**316**	**3,874**	**848**	**4,722**
Changes in the first half of 2009									
2008 profit allocation					316	-316			
Distribution of dividends					-301		-301	-2	-303
IAS 32 and IAS 39 reserves			30	-66			-36	17	-19
Put option on Delmi Spa shares					24		24		24
Put option on Aspem Group shares								-3	-3
Put option on Varese Risorse Spa shares								-1	-1
Other changes		46			-17		29	7	36
Group and minorities net income for the period						129	129	15	144
Equity at 06.30.2009	**1,629**	**-61**	**-37**	**349**	**1,710**	**129**	**3,719**	**881**	**4,600**
Changes in the second half of 2009									
IAS 32 and IAS 39 reserves			34	1			35	7	42
Put option on Delmi Spa shares					-14		-14		-14
Put option on Aspem Group shares								-1	-1
Put option on Varese Risorse Spa shares								1	1
Put option on Abruzzo Energia Spa shares								-1	-1
Other changes					-1		-1	6	5
Group and minorities net income for the period						-49	-49	12	-37
Equity at 12.31.2009	**1,629**	**-61**	**-3**	**350**	**1,695**	**80**	**3,690**	**905**	**4,595**
Changes in the first half of 2010									
2009 profit allocation					80	-80			
Distribution of dividends					-217		-217	-28	-245
IAS 32 and IAS 39 reserves			12	-350			-338	1	-337
Put option on Delmi Spa shares					3		3		3
Put option on Aspem Group shares								1	1
Other changes					5		5	-4	1
Group and minorities net income for the period						371	371	19	390
Equity at 06.30.2010	**1,629**	**-61**	**9**	**-**	**1,566**	**371**	**3,514**	**894**	**4,408**



a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

August 5, 2010

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 5 August 2010 – A2A SpA has finalized today the sale of 100% of Retrasm Srl to Terna Linee Alta Tensione Srl, on the basis of the contract signed in December 2009.

Retrasm operates in the power transmission sector and owns a portion of the National Transmission Grid.

As a result of this transaction, A2A Group's net debt has been reduced by approximately € 36 million. In 2009, the activities included in the transaction generated revenues of around € 6.5 million and an Ebitda of approximately € 4 million.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu